

10026443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE

Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Washington Blvd.
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Patrick J. Canavan — (203) 719-0763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KY 3/12

OATH OR AFFIRMATION

I, **Per E. Dyrvik**, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of **UBS Securities LLC (the "Company")**, as of **December 31, 2009**, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Notary Public


CYNTHIA M. WALSHE
NOTARY
PUBLIC
STATE OF CONNECTICUT


Cynthia M. Walshe
NOTARY PUBLIC
State of Connecticut
My Commission Expires
August 31, 2013

Per E. Dyrvik
Managing Director

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
- [ ] (q) Computation of CFTC Minimum Net Capital Requirements

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)***

UBS Securities LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2010

UBS Securities LLC
Statement of Financial Condition

December 31, 2009
(In Thousands)

Assets		
Cash		$ 209,794
Receivables from customers		4,695,457
Receivables from brokers, dealers and clearing organizations		9,958,717
Securities borrowed		55,141,833
Securities purchased under agreements to resell		38,923,989
Securities owned, at fair value	$ 23,402,744	
Securities owned, pledged as collateral, at fair value	22,701,463	
Total securities owned		46,104,207
Securities received as collateral		441,549
Financial assets, at fair value		170,998
Exchange memberships, at cost (fair value $67,806)		44,792
Goodwill and intangible assets (net of accumulated amortization of $36,650)		758,947
Dividends and interest receivable		305,355
Other assets		1,428,596
		$ 158,184,234
Liabilities and members' equity		
Short-term borrowings		$ 1,969,842
Payables to customers		25,360,299
Payables to brokers, dealers and clearing organizations		9,391,156
Securities loaned		22,945,824
Securities sold under agreements to repurchase		65,346,097
Securities sold, not yet purchased, at fair value		10,825,916
Obligation to return securities received as collateral		441,549
Financial liabilities, at fair value		170,998
Dividends and interest payable		165,520
Other liabilities and accrued expenses		1,716,173
		138,333,374
Subordinated borrowings		15,175,000
Members' equity		4,675,860
		$ 158,184,234

See accompanying notes.

UBS Securities LLC
Notes to the Statement of Financial Condition

December 31, 2009
(In Thousands, except share data)

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

UBS Americas Inc., a direct wholly owned subsidiary of the Parent, respectively, owns all of the Company's Preferred Member's Interest. UBS Americas Inc., together with the Parent, owns all of the Company's Class A and B Members' Interests. See Note 8 for additional information.

2. Significant Accounting Policies

Customers' securities and commodities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade date basis. Proprietary securities and commodities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair value. The fair value of is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

The Company is a non-transferor sponsor for securitizations in various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interests ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models, which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

2. Significant Accounting Policies (continued)

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. Open repurchase and resale transactions are presented net in the accompanying Statement of Financial Condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and loaned result from transactions primarily with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities received as collateral in the Statement of Financial Condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions and interest bearing trading assets and liabilities included in securities owned and securities sold, not yet purchased. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Such interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the Statement of Financial Condition.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's Statement of Financial Condition as a component of other assets.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Goodwill and intangible assets, with indefinite lives, are not amortized; instead, these assets are subject to annual impairment tests. There was no impairment to goodwill and intangible assets with indefinite lives during 2009. Through an acquisition that occurred in 2009, the Company acquired goodwill and intangible assets, with indefinite lives, of $28,100. In addition, as part of this acquisition, the Company also acquired customer relationships valued at $35,300, which is included in intangible assets with useful lives. Intangible assets with useful lives, consisting of customer relationships, totaling $143,200 (less accumulated amortization of $59,116) are amortized over ten years and are included net in other assets.

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the partners. The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates. For income tax purposes, the Company has a fiscal year ending December 31.

In July 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to Accounting Standards Codification ("ASC") Topic 105 – "Generally Accepted Accounting Principles" ("ASC Topic 105"), which establishes the FASB ASC to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All existing non-SEC accounting standard documents are superseded. All other accounting literature not included in the ASC will be considered non-authoritative. The ASC does not change current GAAP. ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC Topic 105 did not have a material impact on the Company's Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In December 2007, the FASB issued FASB ASC Topic 805 – "Business Combinations" ("ASC Topic 805") and FASB ASC Topic 810 – "Consolidation" ("ASC Topic 810"). These new standards changed the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. ASC Topic 805 and ASC Topic 810 are effective for the fiscal years beginning on or after December 15, 2008, and the adoption of did not have a material impact on the Company's Statement of Financial Condition.

On December 6, 2007, the American Securitization Forum ("ASF") issued the Streamlined Foreclosures and Loss Avoidance Framework for Securitized Subprime Adjustable Rate Mortgage Loans ("ASF Framework"). The ASF Framework provides recommended guidance for servicers to streamline borrower evaluation procedures and to facilitate the effective use of all forms of foreclosure and loss prevention efforts, including refinancing, forbearances, workout plans, loan modifications, deeds-in-lieu and short sales and short payoffs.

The ASF Framework is focused on subprime first-lien-adjustable-rate residential mortgages that: 1) have an initial fixed interest rate period of 36 months or less, 2) are included in securitized pools, 3) were originated between January 1, 2005 and July 31, 2007 and 4) have an initial interest rate reset between January 1, 2008 and July 31, 2010 ("subprime ARM loans").

The ASF Framework categorizes the population of subprime ARM loans into three segments. Subprime ARM loans that meet the screening criteria in Segment 2 of the ASF Framework are eligible for a fast track loan modification ("Segment 2 subprime ARM loans"). The ASF Framework indicates that for Segment 2 subprime ARM loans, the external services that the Company uses can presume that the borrower would be unable to pay pursuant to the original terms of the loan after the interest rate reset, and thus, the loan is "reasonably foreseeable" of default in absence of a modification. The servicers of the Company have adopted the loss mitigation approaches under the ASF framework that meet the Segment 2 specific screening criteria.

On January 8, 2008, the SEC issued a letter related to the ASF Framework and concluded that it would not object to continuing off-balance sheet accounting treatment for Segment 2 loans modified pursuant to the ASF Framework.

The adoption of the ASF Framework of the Company's external servicers did not affect the off-balance sheet treatment of the Company's sponsored qualified special purpose entities that hold Segment 2 ARM subprime loans.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In February 2008, the FASB amended FASB ASC Topic 860 – "Transfers and Servicing" ("ASC Topic 860"). The objective of this amendment was to provide implementation guidance on accounting for a transfer of a financial asset and repurchase financing. Under the guidance in ASC Topic 860, there is a presumption that an initial transfer of a financial asset and a repurchase financing, which are entered into contemporaneously, are considered part of the same arrangement (i.e. a linked transaction) for purposes of evaluation. If certain criteria are met, however, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately. This amendment to ASC Topic 860 is effective for fiscal years beginning after November 15, 2008. The adoption of the amended ASC Topic 860 did not have a material impact on the Company's Statement of Financial Condition.

In March 2008, the FASB amended FASB ASC Topic 815 – "Derivatives and Hedging" ("ASC Topic 815"). ASC Topic 815 expands the disclosure requirements and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts and disclosures about credit-risk-related contingent features in derivative agreements. The amended disclosure requirements under ASC Topic 815 are effective for the fiscal years beginning after November 15, 2008. The Company adopted the amendment to ASC Topic 815 on January 1, 2009, and it did not have a material impact on the Company's Statement of Financial Condition.

In April 2008, the FASB amended FASB ASC Topic 350 – "Intangibles – Goodwill and Other" ("ASC Topic 350"). This amendment removes the requirement for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. This amendment replaces the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. This amendment to ASC Topic 350 is effective for fiscal years beginning after December 15, 2008. The Company adopted the amendment to ASC Topic 350 on January 1, 2009, and it did not have a material impact on the Company's Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In December 2008, the FASB amended FASB ASC Topic 715 – "Compensation – Retirement Benefits" ("ASC Topic 715") to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This amendment to ASC Topic 715 is effective for fiscal years ending after December 15, 2009. The Company adopted the amended ASC Topic 715, and it did not have a material impact on the Company's Statement of Financial Condition.

In April 2009, the FASB amended FASB ASC Topic 820 – "Fair Value Measurement and Disclosures" ("ASC Topic 820"). This amendment provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement – to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This amendment to ASC Topic 820 is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the amendment to ASC Topic 820 as required, and the adoption did not materially impact the Company's Statement of Financial Condition.

Also in April 2009, the FASB amended FASB ASC Topic 825 – "Financial Instruments" ("ASC Topic 825"), which amends disclosure requirements by requiring an entity to provide qualitative and quantitative information about fair value estimates for any financial instruments not measured on the Statement of Financial Condition at fair value. This amendment to ASC Topic 825 is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the amendment to ASC Topic 825 as required, and the adoption did not impact the Company's Statement of Financial Condition (see Note 5).

In May 2009, the FASB issued FASB ASC Topic 855 – "Subsequent Events" ("ASC Topic 855"). The objective of ASC Topic 855 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluates subsequent events through the date that the Company's financial statements are issued. ASC Topic 855 is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the ASC Topic 855 as required, and the adoption did not impact the Company's Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, Revenue Recognition (ASC Topic 605), "Multiple-Deliverable Revenue Arrangements" ("ASU No. 2009-13"). ASU No. 2009-13 amends the guidance that in the absence of vendor-specific objective and third-party evidence for deliverables in multiple-deliverable arrangements, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangements consideration using the relative selling price method. ASU No. 2009-13 expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU No. 2009-13 is effective for financial statements issued for fiscal years beginning after June 15, 2010. Early adoption is permitted, and the Company is currently evaluating the potential impact of ASU No. 2009-13 on its Statement of Financial Condition.

Also in October 2009, the FASB issued ASU No. 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing ("ASU No. 2009-15"). ASU No. 2009-15 amends ASC Topic 470; Subtopic 20 (Debt with Conversion and Other Options) to expand accounting and reporting guidance for own-share lending arrangements issued in contemplation of convertible debt issuance. ASU No. 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The Company is currently evaluating the impact of ASU No. 2009-15 on its Statement of Financial Condition.

U.S. GAAP requires consolidation of entities on the basis of controlling a majority of voting rights. However, in certain situations, there are no voting rights, or control of a majority of voting rights is not a reliable indicator of the need to consolidate, such as when voting rights are significantly disproportionate to risks and rewards. U.S. GAAP requires that control over an entity be assessed first based on voting interests, but if voting interests do not exist, or differ significantly from economic interests, the entity is considered a variable interest entity ("VIE") under FASB ASC Topic 810, "Consolidations" ("ASC Topic 810") and control is assessed based on a risks and rewards analysis of its variable interests. Alternatively, if an entity is a qualified special purpose entity ("SPEs") / ("QSPEs") in accordance with ASC Topic 860, it is scoped out of ASC Topic 810 and need not be assessed for consolidation.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

The QSPE framework is applicable when an entity transfers (sells) financial assets to an SPE meeting certain definitions in ASC Topic 810, making it a QSPE. These criteria are designed to ensure that the activities of the entity are essentially predetermined at the inceptions of the vehicle and that the transferor of the financial assets cannot exercise control over the entity and the assets therein. Entities meeting these criteria are not consolidated by the transferor or other counterparties as long as they do not have the unilateral ability to liquidate or cause the entity to no longer meet the QSPE criteria. As a non-transferor sponsor, the Company follows the QSPE model for securitizations of its mortgage loans. When an SPE does not meet the QSPE criteria, consolidation is assessed pursuant to ASC Topic 860 (see Note 12).

In December 2009, the FASB issued ASU No. 2009-16, Transfers and Servicing (ASC Topic 860), "Accounting for Transfers of Financial Assets" ("ASU No. 2009-16"), and ASU No. 2009-17, Consolidations (ASC Topic 810), "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU No. 2009-17"). As such, the Company may be required to consolidate QSPEs, to which the Company had previously sold assets, and the Company may also be required to consolidate other VIEs that are not currently consolidated or may de-consolidate entities that are currently consolidated. These topics are effective for periods beginning after December 15, 2009, and may not be early adopted. The Company is currently assessing the impact that these will have on its Statement of Financial Condition.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASC Topic 820), "Improving Disclosures about Fair Value Measurements" ("ASU No. 2010-06"). ASU No. 2010-06 improves existing disclosures and adds new disclosures surrounding fair value measurement. Certain disclosures of roll forward activity in Level 3 are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years, while others disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. Early adoption is permitted. The Company is currently assessing the impact that this will have on its Statement of Financial Condition.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results may differ from those estimates.

3. Cash and Securities Segregated Under Federal Regulations

Included in cash at December 31, 2009 is $85,765 of cash segregated and secured in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of approximately $2,220,311, which are primarily included in securities purchased under agreements to resell on the Statement of Financial Condition, have been segregated in an account reserved for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3.

4. Securities Owned and Securities Sold, Not Yet Purchased

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company utilizes a three-level valuation hierarchy that ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities, which primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded derivatives and listed equities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data, which includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

(In Thousands, except share data)

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Level 3: Unobservable inputs that are not corroborated by market data, which is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

At December 31, 2009, securities owned and securities sold, not yet purchased by the Company are as follows:

Securities Owned, at Fair Value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Total fair value
U.S. Government and agency obligations	$ 4,940,761	$ 8,944,472	$ –	$ 13,885,233
Mortgage-backed obligations	6,066,255	561,110	–	6,627,365
Corporate debt, including convertible securities	164,738	6,190,254	3,717,155	10,072,147
Equities and warrants	1,697,341	263,689	3,946,636	5,907,666
Options	392,605	–	–	392,605
State and municipal obligations	–	1,620	9,204,582	9,206,202
Money market and commercial paper	–	10,010	2,979	12,989
	$ 13,261,700	$ 15,971,155	$ 16,871,352	$ 46,104,207
Securities sold, not yet purchased, at fair value				
U.S. Government and agency obligations	$ 4,852,204	$ 2,641,279	$ –	$ 7,493,483
Mortgage-backed obligations	3,453	271	–	3,724
Corporate debt, including convertible securities	76,773	1,117,382	4,531	1,198,686
Equities and warrants	1,561,890	124,043	10	1,685,943
Options	444,080	–	–	444,080
	$ 6,938,400	$ 3,882,975	$ 4,541	$ 10,825,916

(In Thousands, except share data)

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned, pledged as collateral, represents proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $9,498,994 at December 31, 2009.

Securities sold, not yet purchased represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

5. Financial Instruments

Financial instruments recorded at fair value on the Company's Statement of Financial Condition include securities owned and securities sold, not yet purchased.

In June 2009, the Company adopted the disclosure requirements of the amended ASC Topic 825, and as such the following table represents financial instruments other than those classified as "at fair value," on the Statement of Financial Condition:

	Carrying amount	At fair value
Securities purchased under agreements to resell	$ 38,923,989	$ 39,349,513
Securities sold under agreements to repurchase	65,346,097	65,350,729

Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables from and payables to customers, short-term borrowings and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

(In Thousands, except share data)

5. Financial Instruments (continued)

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed and custody agreements on terms that permit it to repledge or resell the securities to others.

At December 31, 2009, the Company obtained securities with a fair value of approximately $153,288,625 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

5. Financial Instruments (continued)

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures and forwards. The Company records its derivative activities at fair value.

In the normal course of business, the Company enters into transactions for delayed-delivery, "to-be-announced" ("TBA"), and when-issued securities for which unrealized gains of $714,232 and unrealized losses of $605,508 are recorded in other assets and other liabilities and accrued expenses, respectively, in the Statement of Financial Condition at December 31, 2009.

A large portion of the Company's derivative financial instruments are TBA mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 120 days.

The Company enters into transactions in option, futures and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

(In Thousands, except share data)

5. Financial Instruments (continued)

Derivative Financial Instruments (continued)

The Company enters into economic hedge transactions, mainly consisting of total return swaps, directly with an affiliate. These transactions are used to hedge against interest rate, market and credit risks associated with residential mortgages, commercial mortgage and asset backed securities, which are included in securities owned on the Statement of Financial Condition. The Company does not apply hedge accounting as defined in ASC Topic 815, as all financial instruments are marked to market with changes in fair value reflected in earnings. These derivative contracts are short term in nature as they are settled and reset monthly

The following table represents the Company's adoption of the disclosure requirements of ASC 815.

Derivatives not designated as hedging instruments	Fair value of asset derivatives located in other assets	Fair value of liability derivatives located in other liabilities and accrued expenses
Forward contracts	$ 714,232	$ 605,508
Total return swap contracts	35,759	16,894
Total	$ 749,991	$ 622,402

6. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan sponsored by the Parent that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new Retirement Contribution feature of the defined contribution plan (as discussed below) and began earning Retirement Contributions equal to 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new Retirement Contribution feature of the defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan.

(In Thousands, except share data)

6. Employee Benefit Plans (continued)

The Company participates in Parent-sponsored postretirement medical, dental and life insurance plans. For employees hired on or before December 31, 2007, retiree premiums are subsidized, retiree contributions are adjusted annually and deductibles, coinsurance, and/or copays apply. The postretirement life insurance plan is non-contributory; the Parent's policy is to pay premiums as required by the carrier. With respect to the postretirement medical and dental, the Parent's policy is to fund benefits on a pay-as-you-go basis.

For employees hired on or after January 1, 2008, retiree premiums are unsubsidized, costs are adjusted annually, deductibles and coinsurance apply, and postretirement life insurance does not apply. With respect to postretirement medical and dental, the Parent's policy is to fund the liability in amounts determined at the discretion of management.

The Company also participates in a defined contribution 401(k) plan of the Parent.

7. Employee Incentive Plans

Selected personnel received part of their variable compensation in the form of awards granted under deferred compensation plans.

Awards are generally made in restricted Parent shares (or notional shares), which vest ratable over three years. During 2009, UBS only granted share awards to certain employees for which it had a contractual commitment. Instead, most awards were generally granted in the form of deferred cash, which vests ratable over three years subject to performance conditions being met. No further grants will be made under this plan.

Certain key employees are granted stock-settled Stock Appreciation Rights ("SARs") or options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted. A SAR gives employees the right to receive such number of UBS shares equal to the value of any appreciation in the market price of a UBS share between the grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option's strike price. Options granted prior to 2008 generally vest in one-third increments over a three-year vesting period and generally expire ten years from the grant date. SARs and options granted from 2008 onwards vest in full following a three-year vesting period and generally expire ten years from the grant date.

(In Thousands, except share data)

7. Employee Incentive Plans (continued)

The Company offers a share purchase plan. The Equity Plus Plan provides eligible employees the opportunity to purchase Parent shares at their market value on the purchase date and receive two options for each Parent share purchased, up to a maximum limit. The options have a strike price equal to the market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. Parent shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options vest after two years and expire ten years after the date of grant.

The Company also sponsors a deferred compensation plan for selected employees. Contributions are made on a tax deferred basis and participants are allowed to notionally invest in alternative investment vehicles. No additional Company match is granted, and the plan is generally not forfeitable.

Currently, some Parent share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a financial services organization. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 5.7% at December 31, 2009.

In general, the Company determines the fair value of share, SAR and option awards on the date of grant, which is generally expensed over the vesting period. Awards over cash are also expensed over the vesting period. Awards are generally granted to employees by the Parent and are settled by the Parent.

The fair value of SARs and options granted during 2009 was determined using the following assumptions (in CHF):

Awards	Weighted-Average	Range Low	Range High
Expected volatility (%)	48.22	40.91	53.47
Risk free interest rate (%)	2.16	1.50	2.57
Expected dividend	0.27	–	0.29
Strike price	11.88	9.35	40.00
Share price	11.64	9.35	19.27

(In Thousands, except share data)

7. Employee Incentive Plans (continued)

The fair value of options is determined by means of a Monte Carlo simulation. The simulation technique uses a mix of implied and historic volatility and specific employee exercise behavior patterns based on statistical data, taking into account the specific terms and conditions under which the options are granted, such as the vesting period, forced exercises during the lifetime and gain and time dependent exercise behavior. The expected term of each option is calculated as the probability-weighted average period of the time between grant and exercise. The term structure of volatility is derived from the implied volatilities of traded Parent options in combination with the observed long-term historic share price volatility. Dividends are assumed to grow at a fixed rate over the term of the options.

8. Members' Equity

At December 31, 2009, members' equity reported on the Statement of Financial Condition includes Class A and Class B Members' Interests and Preferred Member's Interest, all of which were held by the Parent or UBS Americas Inc. The Preferred Member's Interest are non-voting and have preference over the payment of dividends of the Company's Class A and B Members' Interests. Dividends on the Preferred Member's Interest are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Member's Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

9. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in February 2010. The minimum annual rental payments are expected to be reduced by various sublease agreements.

(In Thousands, except share data)

9. Commitments and Contingencies (continued)

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2010	$ 26,084	$ 9,894
2011	16,397	526
2012	16,147	276
2013	15,949	276
2014	15,725	184
Thereafter	23,294	–

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2009.

In November 2006, the Parent, together with any of its affiliates, and others received subpoenas from the U.S. Department of Justice, Antitrust Division, and the SEC relating to derivative transactions entered into with municipal bond issuers, and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and the Parent is cooperating. In the SEC investigation, on February 4, 2008, the Parent received a "Wells notice" advising that the SEC staff is considering recommending that the SEC bring a civil action against the Parent in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC's Wells process, the Parent will have the opportunity to set forth reasons of law policy or fact why such an action should not be brought.

On August 8 2008, the Parent entered into settlements in principle with the SEC, the New York Attorney General and other state agencies represented by the Northern American Securities Administrators Association, whereby the Parent has agreed to offer to buy back auction rate securities ("ARS") from eligible customers within certain time periods, the last of which begins on June 30, 2010.

On August 8, 2008, the Company entered into an ARS Purchase Agreement with UBS Financial Services Inc. ("UBSFSI"), under the terms of the agreement, the Company would purchase from UBSFSI ARS which UBSFSI would have acquired from its clients under terms of the regulatory settlement. However, on October 7, 2008, the Auction Rate Securities Purchase Agreement was cancelled and the Parent assumed responsibility of the future commitments associated with ARS.

9. Commitments and Contingencies (continued)

With respect to matters relating to the credit crisis, the Parent, including the Company, is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitrations and disputes, in particular relating to mortgage-related securities and other structured transactions and derivatives. These matters concern, among other things, the Parent's or Company's valuations, accounting classifications, disclosures, write-downs, underwriting, and contractual obligations. In particular, the Company has communicated with and has responded to inquiries by FINRA, the SEC and the United States Attorney's Office for the Eastern District of New York, regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of mortgage-related instruments and compliance with public disclosure rules.

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

10. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses in the Statement of Financial Condition, were $212,875 and $170,255, respectively, at December 31, 2009.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears certain commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities and commodity transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

(In Thousands, except share data)

10. Related Party Transactions (continued)

As of December 31, 2009, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash	$ 20,857	$ –
Amounts with customers	2,211	1,549,465
Amounts with brokers, dealers and clearing organizations	4,436,811	3,530,295
Securities borrowed/loaned	6,119,630	22,683,310
Resale/repurchase agreements	7,782,560	38,752,244
Securities received / returned as collateral	437,130	437,130
Short-term borrowings	–	1,442,549
Accrued interest	11,773	19,415
Other assets/liabilities and accrued expenses	261,000	160,733

Short-term borrowings are due on demand and bear interest based on variable rates.

11. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of $525,000 maturing on December 31, 2011, $750,000 maturing on December 31, 2012, $250,000 maturing on December 31, 2013, $2,000,000 maturing on September 30, 2012, $2,000,000 maturing on September 30, 2017, $500,000 maturing on November 30, 2012 and $2,100,000 maturing on February 28, 2013.

The Company also has revolving subordinated loan agreements with UBS Americas Inc. These agreements provide revolving credit lines of $4,450,000 through December 31, 2009, and $11,600,000 through December 31, 2013, with final maturity at December 31, 2010, and December 31, 2014, respectively. As of December 31, 2009, the Company has drawn down $7,050,000 of the $11,600,000.

Loans with UBS Americas Inc. bear interest at rates that reset at variable intervals as determined by the affiliates, based upon similar funding costs charged by the Parent.

All subordinated borrowings have been approved by the FINRA and the Chicago Mercantile Exchange Group and thus are available in computing regulatory net capital (see Note 13).

(In Thousands, except share data)

12. Nontransferor Sponsor of QSPEs in Securitizations

The Company is in the business of sponsoring securitizations (i.e., helped transform owned financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities. The Company did not sponsor any securitizations during 2009.

At December 31, 2009, the Company retained $122,398 in Commercial Mortgage-Backed Securitizations (CMBS); $33,055 in Collateralized Debt Obligations (CDO) and Collateralized Loan Obligation (CLO); and $235 in non-agency residential mortgage securities. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources. Retained interests includes positions re-acquired in secondary markets subsequent to securitizations and substantially all retained interest in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the Statement of Financial Condition.

The Company and its affiliates sponsored securitizations utilizing SPEs as part of the securitization process. The SPEs are often structured to meet the definition of a QSPE, and accordingly the assets and liabilities of securitization related SPEs are not included in the Company's Statement of Financial Condition (except for retained interest), but are included in the Statement of Financial Condition of the QSPE purchasing the assets. The primary purpose of the restricted vehicles is to meet the investor's needs and to generate liquidity for the sale of loans to the QSPEs. At December 31, 2009, the Company's maximum exposure to loss associated with QSPEs is its retained interest of $147,434. At December 31, 2009, certain SPEs did not meet the requirements to be considered QSPEs under ASC Topic 810. As a result, $170,998 of loans held within the SPEs are included in financial assets designated at fair value, and the related issued debt included in financial liabilities designated at fair value in the Statement of Financial Condition. These financial instruments have been classified as Level 3 in accordance with SFAS ASC Topic 820 under the criteria as described in Note 4.

(In Thousands, except share data)

12. Nontransferor Sponsor of QSPEs in Securitizations (continued)

The Company is involved with various entities in the normal course of business that may be deemed to be VIEs, other than the aforementioned sponsored QSPEs and SPEs. The Company's variable interests in such VIEs predominately include debt and equity interests. The Company's involvement with VIEs arises primarily from retained interest in connection with securitization activities. At December 31, 2009, the Company did not consolidate any such VIEs as it was not the primary beneficiary given that it did not bear the majority of the risks and rewards. Such non-consolidated VIEs, for which the Company was not the sponsor, were deemed to be not significant for the purposes of off-balance sheet disclosure requirements. For the non-consolidated VIEs, for which the Company was also the sponsor, the Company's maximum exposure to loss is its retained interest of $8,254.

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such QSPEs and VIEs, including events and circumstances that could expose the Company to loss. The Company has not provided financial or other support during the period presented to such QSPEs and VIEs that it was not previously contractually required to provide.

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2009, the Company had net capital of $13,687,349, which was $12,867,133 in excess of the required net capital of $820,216. The Company's ratio of net capital to aggregate debit items was 75%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

(In Thousands, except share data)

14. Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes, if applicable, are made in recognition of these temporary differences in accordance with the provisions of FASB ASC Topic 740 – "Income Taxes" ("ASC Topic 740").

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In accordance FASB ASC Topic 740, a valuation allowance is to be recorded whenever the ultimate realization of deferred tax assets is, more likely than not, not going to be realized. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for any of its federal, state, local and foreign deferred tax assets, and accordingly, a valuation allowance of $915,600 has been recorded.

The components of the Company's deferred tax assets and liabilities as of December 31, 2009 were as follows:

Net Operating Loss ("NOL") Carry forwards	$	906,571
Employee Benefits		20,145
Valuation of Trading and Other Assets		12,574
Total Deferred Tax Assets		939,290
Less: Valuation Allowance		(915,600)
Deferred Tax Assets Net of Valuation Allowance		23,690
Less: Deferred Tax Liabilities		(23,690)
Total Net Deferred Tax Assets	$	-

At December 31, 2009, the Company's net operating loss carryforwards will begin to expire in 2027. For UBT purposes, there is generally no carryback allowed.

(In Thousands, except share data)

14. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance of unrecognized tax benefits as at January 1, 2009	$	12,625
Gross increases in tax positions taken during prior periods		6,919
Balance of unrecognized tax benefits as at December 31, 2009	$	19,544
Total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$	19,544
Total interest and penalties recognized on the statement of operations	$	819
Total interest and penalties recognized on the statement of financial condition	$	3,735

The Company files U.S. federal, state and local income tax returns as a partnership. As of December 31, 2009, the Company is currently under examination by the Internal Revenue Service ("IRS") for the tax years 2000 through 2004 and 2005 through 2008. Additionally, the Company is under examination by New York City for its NYC Unincorporated Business Tax returns for the tax years 2003 through 2005.

Although the Company remains under examination by the IRS for tax years 2000 through 2008, the Company considers the IRS exam for tax years 2000 through 2004 to be effectively settled as of June 30, 2008.

15. Sale of Assets to the Swiss National Bank

On October 16, 2008, the Parent reached an agreement with the Swiss National Bank ("SNB") under which the Parent, the Company, and other affiliates sold certain illiquid securities and other assets to a newly formed fund to be controlled by the SNB. These assets were sold based on fair values as of September 30, 2008. As of December 31, 2008, the Company had sold $8 billion of assets to the Parent, which in turn sold these assets to a fund established by the SNB. The remaining $1.9 billion of assets was sold to this SNB fund during the first half of 2009.

(In Thousands, except share data)

15. Sale of Assets to the Swiss National Bank (continued)

As a result of this agreement, the Parent and the Company mitigated its future potential losses from these assets, reduced its risk-weighted assets, materially de-risked and reduced its Statement of Financial Condition and was no longer subject to the funding of the assets transferred. In addition, the Company entered into a total return swap and a forward sale agreement with the Parent, which transferred all of the economic risk of these assets to the Parent between September 30, 2008 and the various transfer dates. This total return swap was closed out upon final transfer of the assets during the first half of 2009.

16. Subsequent Events

On February 12, 2010, the Company paid down $2,750,000 of revolving subordinated debt with UBS Americas Inc., which was approved by FINRA and the Chicago Mercantile Exchange.

The Company has updated its subsequent event disclosure through February 26, 2010, the issuing date of the Statement of Financial Condition.

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Statement of Financial Condition

UBS Securities LLC
December 31, 2009
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


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